UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2022

Commission File Number 001—32945

WNS (HOLDINGS) LIMITED

(Translation of Registrant’s name into English)

Gate 4, Godrej & Boyce Complex

Pirojshanagar, Vikroli (W)

Mumbai 400 079, India

+91-22-6826-2100

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

WNS (Holdings) Limited (the “Company”) is incorporating by reference the information set forth in this Form 6-K into its registration statements on Form S-8 filed on July 31, 2006 (File No. 333-136168), Form S-8 filed on February 17, 2009 (File No. 333-157356), Form S-8 filed on September 15, 2011 (File No. 333-176849), Form S-8 filed on September 27, 2013 (File No. 333-191416), Form S-8 filed on October 11, 2016 (File No. 333-214042) and Form S-8 filed on October 31, 2018 (File No. 333-228070) and Form S-8 filed on October 21, 2020 (File No. 333- 249577).

Other Events

At the annual general meeting of shareholders (“AGM”) held on September 22, 2022:

A. The following resolutions, which were set forth in the notice of AGM dated August 18, 2022, were duly approved and passed by the shareholders of the Company:

1.	Adoption of the annual audited accounts of the Company for the financial year ended March 31, 2022, together with the auditors’ report;

2.

Re-appointment of Grant Thornton Bharat LLP as the independent auditors of the Company until the next annual general meeting of the Company to be held in respect of the financial year ending March 31, 2023;

3.	Approval of auditors’ remuneration for the audit services to be rendered in respect of the financial year ending March 31, 2023;

4.	Re-election of Mr. Timothy L Main as Class I Director of the Company;

5.	Re-election of Ms. Thi Nhuoc Lan Tu as Class I Director of the Company;

6.	Re-election of Mr. Mario P. Vitale as Class I Director of the Company;

7.	Re-election of Mr. Gareth Williams as Class I Director of the Company to serve until the end of his term on December 31, 2022; and

8.

Approval of Directors’ remuneration and other benefits for the period from the AGM until the next annual general meeting of the Company to be held in respect of the financial year ending March 31, 2023.

B. The following resolution was not approved by the shareholders

9.

Increase in the ordinary shares/American Depositary Shares (“ADSs”) to be available or reserved for grant under the Company’s 2016 Incentive Award Plan (as may be amended and restated pursuant to and in accordance with the terms thereof, the “2016 Incentive Award Plan” or the “Plan”) by 2.2 million ordinary shares/ADSs (representing 4.57% of the total outstanding share capital as on June 30, 2022 excluding treasury shares) and adoption of the Company’s Fourth Amended and Restated 2016 Incentive Award Plan to reflect such increase be and hereby approved and adopted substantially in the form set out in Appendix B to the Proxy Statement.

Please refer to Annexure I below for details of the voting results.

Annexure I:

Annual General Meeting, Thursday, September 22, 2022

Voting results per resolution

Total number of outstanding ordinary shares (excluding treasury shares) as of the record date, August 19, 2022: 48,093,865

Total number of votes cast: 37,463,171, representing 77.8959% of total number of outstanding ordinary shares (excluding treasuring shares)

		For		Against		Abstain
Resolution Number	Adopted/ Rejected	Number of votes	Percentage of total votes cast (%)	Number of votes	Percentage of total votes cast (%)	Number of votes	Percentage of total votes cast (%)
1	Adopted	37,347,263	99.6906	315	0.0008	115,593	0.3086
2	Adopted	37,172,408	99.2239	2,88,033	0.7688	2,730	0.0073
3	Adopted	37,458,943	99.9887	1,104	0.0029	3,124	0.0083
4	Adopted	36,818,238	98.2785	635,915	1.6974	9,018	0.0241
5	Adopted	37,270,301	99.4852	187,277	0.4999	5,593	0.0149
6	Adopted	37,368,997	99.7486	76,528	0.2043	17,646	0.0471
7	Adopted	36,325,155	96.9623	1,109,761	2.9623	28,255	0.0754
8	Adopted	37,299,305	99.5626	10,731	0.0286	153,135	0.4088
9	Rejected	18,559,282	49.5401	18,648,018	49.7769	255,871	0.6830

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 23, 2022

WNS (HOLDINGS) LIMITED

By:	/s/ Gopi Krishnan
Name:	Gopi Krishnan
Title:	General Counsel